                                                                    EXHIBIT 12.1

                              PHASE METRICS, INC.

                   STATEMENT REGARDING COMPUTATION OF RATIOS
                         (IN THOUSANDS, EXCEPT RATIOS)

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS


                                                                                  THREE MONTHS         SIX MONTHS
                                           YEAR ENDED DECEMBER 31,               ENDED JUNE 30,      ENDED JUNE 30,
                                 --------------------------------------------   -----------------   -----------------
                                 1993    1994     1995       1996      1997      1997      1998      1997      1998
                                 ----   ------   -------   --------   -------   ------   --------   ------   --------
Earnings:
  Income (loss) before income
    taxes and extraordinary
    items.....................   $361   $  943   $ 6,193   $(19,842)  $(9,812)  $ (797)  $(30,723)  $  294   $(36,933)
  Fixed charges:
    Interest expense..........     --      651     5,625      8,448    11,573    2,827      3,770    5,393      7,201
    Rental expense interest
      factor(1)...............     35       60       178      1,133     1,700      425        425      850        850
                                 ----   ------   -------   --------   -------   ------   --------   ------   --------
         Total fixed
           charges............     35      711     5,803      9,581    13,273    3,252      4,195    6,243      8,051
                                 ----   ------   -------   --------   -------   ------   --------   ------   --------
Earnings (loss) available to
  cover fixed charges.........   $396   $1,654   $11,996   $(10,261)  $ 3,461   $2,455   $(26,528)  $6,537   $(28,882)
                                 ====   ======   =======   ========   =======   ======   ========   ======   ========
Combined fixed charges and
  preferred stock dividend
  requirements(2).............   $ 35   $1,598   $10,390   $ 14,581   $18,145   $4,502   $  5,123   $8,743   $  9,906
                                 ====   ======   =======   ========   =======   ======   ========   ======   ========
Ratio of earnings (loss) to
  fixed charges(3)............   11.3x     1.0x      1.2x        --        --       --         --       --         --
                                 ====   ======   =======   ========   =======   ======   ========   ======   ========


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(1) The portion of operating lease rental expense that is representative of the interest factor is deemed to be one-third of total operating lease rental expense.

(2) During loss periods, a combined statutory rate of 40% was used for purposes of determining the pre-tax earnings required to cover the preferred stock dividend requirements.


(3) For the years ended December 31, 1996 and 1997, the three months ended June 30, 1997 and 1998 and the six months ended June 30, 1997 and 1998, earnings were inadequate to cover Fixed Charges by $24.8 million, $14.7 million, $2.0 million, $31.7 million, $2.2 million and $38.8 million, respectively. For the year ended December 31, 1997 and the six months ended June 30, 1998, giving effect to the Note Offering as if it has occurred on January 1, 1997, interest expense increased by approximately $3.3 million and $0.1 million, respectively and earnings were inadequate to cover fixed charges on a pro forma basis by $18.0 million and $38.9 million, respectively.